                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           First Fidelity Bancorporation
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                    320195-10-0
                                   (CUSIP Number)

                         William J. Henrich, Jr., Esq.,
                      Dilworth, Paxson, Kalish & Kauffman
        3200 Mellon Bank Center, 1735 Market Street, Philadelphia, PA 19103
                                   (215) 575-7080
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                 March 30, 1995
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Six  copies  of  this statement, including all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          SEC 1746 (9-88)  Page 1 of 2

                                    SCHEDULE 13D

          CUSIP No. 320195-10-0                    Page  2   of   2   Pages
                   --------------                      -----    -----

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Walter H. Annenberg
               Social Security Number:  ###-##-####
          -------------------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                    (b) |X|
          -------------------------------------------------------------------
          3.   SEC USE ONLY

          -------------------------------------------------------------------
          4.   SOURCE OF FUNDS*

                   00
               The shares held by each Holder were purchased from such Holder's funds
          -------------------------------------------------------------------
          5.   CHECK BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           | |

          -------------------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
          -------------------------------------------------------------------
                              7.   SOLE VOTING POWER
           NUMBER OF
             SHARES                3,300,000 Shares
          BENEFICIALLY        -----------------------------------------------
            OWNED BY          8.   SHARED VOTING POWER
              EACH
            REPORTING                      0 Shares
             PERSON           -----------------------------------------------
              WITH            9.   SOLE DISPOSITIVE POWER

                                   3,300,000 Shares
                              -----------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                           0 Shares
          -------------------------------------------------------------------
          11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               3,300,000 Shares
          -------------------------------------------------------------------
          12.  CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
               CERTAIN SHARES*                                          | |

          -------------------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.16%
          -------------------------------------------------------------------
          14.  TYPE OF REPORTING PERSON*

               IN
          -------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The following items of the Schedule 13D previously filed by the undersigned with respect to the Common Stock of First Fidelity Bancorporation (the "Issuer") are hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
- -----------------------------------------------------------

         The table which appears in Item 3 setting forth the shares of Common Stock variously held by each Holder and the total purchase price for such shares paid by each Holder is hereby amended in its entirety to read as follows:

                                                                               Total Purchase
         Holder                               No. of Shares                         Price*
         ------                               -------------                    --------------
The Annenberg Foundation                         2,800,000                       123,780,363

Trust under the Will of
Moses L. Annenberg                                 500,000                        22,589,000
                                               -----------                      ------------
                                                 3,300,000 shares               $146,369,363
                                               ===========                      ============

*  Does not include brokers' commissions.

Item 5.  Interest in Securities of the Issuer.
- ----------------------------------------------

     Item 5 is hereby amended in its entirety to read as follows:

         (a) As of the close of business on March 30, 1995, Walter H. Annenberg, the Reporting Person, ceased to be a beneficial owner of five percent or more of the Common Stock of the Issuer and accordingly will not be filing additional
Schedule 13D Amendments with respect thereto. As of April 6, 1995, the Reporting Person owned a total of 3,300,000 shares of Common Stock (as determined in accordance with Rule 13d-3 under the Exchange Act). Such shares constitute approximately 4.16% of the 79,316,001 shares of Common Stock outstanding on March 31, 1995 (as advised to the Reporting Person by the Issuer). Such shares respectively are held by the Holders as follows:

                                                                 Percentage of
                                                                  Outstanding
         Holder                      No. of Shares                  Shares
         ------                      -------------               -------------
The Annenberg Foundation              2,800,000                      3.53%

Trust under the Will of                 500,000                       .63
Moses L. Annenberg(1)
                                    -----------                   -------
                                      3,300,000 shares               4.16%
                                    ===========                   =======

- ----------
(1) For the benefit of certain members of the Annenberg family including the Reporting Person.

         Set forth below is certain information regarding each of the Holders.

         1. The Annenberg Foundation. The Annenberg Foundation (the "Foundation") is a Pennsylvania nonprofit stock corporation whose sole shareholder is the Reporting Person. The Reporting Person is also sole Director, Chairman and President of the Foundation.

         2. Trust under the Will of Moses L. Annenberg. The Reporting Person is the sole trustee of the Trust under the Will of Moses L. Annenberg. The Reporting Person presently has a life interest in two-fifteenths of the income of the Trust under the Will of Moses L. Annenberg.

     (b) In his capacities as sole Director, Chairman and President of the Foundation, and as sole trustee of the Trust under the Will of Moses L. Annenberg the Reporting Person has sole power to vote, or to direct the vote of, and to dispose or to direct the disposition of, all shares of Common Stock reported in this Statement as held by him, by the Foundation, and by the Trust Under the Will of Moses L. Annenberg.

     (c) The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5:

                                            Purchase          No. of      Price Per
         Holder                           (Sale) Date         Shares        Share*
         ------                           -----------         ------      ---------
         Walter H. Annenberg                02/01/95         108,700       $ 48.375
         (Reporting Person)                 02/01/95          33,500         48.000
                                            02/01/95           7,800         47.875
                                            03/16/95         (12,800)        49.875
                                            03/17/95      (1,000,000)        50.000
                                            03/29/95         (88,100)        50.000
                                            03/30/95        (800,000)        49.000
                                            03/30/95         (21,000)        50.000
                                            04/04/95         (12,000)        50.000
                                            04/06/95         (66,100)        50.000

* Does not include brokers' commission.

All purchase transactions and sales transactions of 200,000 shares were effected in open market transactions on the New York Stock Exchange.

Sales transactions of 1,800,000 shares were effected in private placement transactions.

     (d) The Foundation has the sole right to receive and, acting through the Reporting Person in his capacities as the sole Director, Chairman and President, the sole power to direct the receipt of dividends from, and the proceeds of, the sale of the shares of Common Stock held by it. The Foundation makes charitable grants to public charities and, in limited instances, to other private foundations, and activities involving educational programs.

         The Trust under the Will of Moses L. Annenberg has the sole right to receive and, acting through the Reporting Person in his capacity as sole trustee, the sole power to direct the receipt of dividends from, and the proceeds of, the sale of the shares of Common Stock respectively held by it.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                                 /s/ WALTER H. ANNENBERG
                                                ------------------------------
Dated:  April 10, 1995                               Walter H. Annenberg